     As filed with the Securities and Exchange Commission on March 21, 2000


                                                      Registration No. 333-92983
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            ------------------------

                        PAREXEL INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

  MASSACHUSETTS                         8731                       04-2776269
(State or other Jurisdiction  (Primary Standard Industrial     (I.R.S. Employer
of incorporation organization) Classification Code Number)       Identification
                                                                    Number)

                                 195 WEST STREET
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 487-9900

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             JOSEF H. VON RICKENBACH
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                        PAREXEL INTERNATIONAL CORPORATION
                                 195 WEST STREET
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 487-9900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             WILLIAM J. SCHNOOR, JR.
                                HEATHER M. STONE
                         TESTA, HURWITZ & THIBEAULT, LLP
                       HIGH STREET TOWER, 125 HIGH STREET
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

                              ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

     TITLE OF SHARES           AMOUNT TO BE          PROPOSED MAXIMUM          PROPOSED MAXIMUM             AMOUNT OF
    TO BE REGISTERED            REGISTERED          OFFERING PRICE PER    AGGREGATE OFFERING PRICE(1)   REGISTRATION FEE(2)
                                                        SHARE(1)
  Common Stock, $.01 par         1,256,829               $11.66                $14,654,626.14               $3,868.83

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(2)  Previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



SUBJECT TO COMPLETION
MARCH __, 2000

                                1,256,829 SHARES

                        PAREXEL INTERNATIONAL CORPORATION

                                  COMMON STOCK


     ___ Some of our stockholders are selling 1,256,829 shares of our common stock and we will not receive any of the proceeds from the resale of the shares.


                                  ------------


     INVESTING IN OUR COMMON STOCK IS RISKY. PLEASE SEE RISK FACTORS BEGINNING ON PAGE 6.


                                  ------------

     ___ THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------


                THE DATE OF THIS PROSPECTUS IS MARCH ___, 2000.

                                     SUMMARY

     ___ Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially the risk factors, before deciding to invest in our common stock.

                                     PAREXEL

OUR BUSINESS


___ We are a leading contract research, medical marketing and consulting services organization. As a contract research organization, we provide a variety of services to the pharmaceutical, biotechnology, and medical device industries around the world. Our services include overseeing the clinical studies of pharmaceutical products in humans and helping our clients introduce new products to the public.


OUR SERVICES


___ Our primary objective is to help clients rapidly obtain necessary regulatory approvals and start selling their products. Over the past sixteen years, we have developed significant expertise in disciplines supporting this strategy. Our service offerings include:

     * managing clinical studies and trials required for regulatory approval of new products;
     *    managing data and results of clinical studies and trials;
     *    analyzing the results of clinical studies and trials;
     *    marketing products to the medical community;
     *    clinical pharmacology; and
     *    consulting, training and publishing.

___ We believe that our key competitive strengths are our ability to provide all of our services on a global basis and our experience in many important therapeutic areas.

___ We complement the research and development functions, as well as the marketing functions, of pharmaceutical, biotechnology and medical device companies. Through our high-quality clinical research and medical marketing services, we help clients maximize the return on their significant investments in research and development. We help our clients reduce the time and cost of clinically testing their products and launching those products into the commercial marketplace. Clients can avoid the fixed costs associated with maintaining the capacity and infrastructure to clinically test and launch products with their own staff by hiring us to undertake some or all of these services. Clients do not need to staff to peak periods. They can benefit from our technical resource pool, broad experience with many different types of diseases, global network of offices that can obtain regulatory approval of a product in various countries at once and other advisory services. We focus on shortening the time it takes a client to introduce its new products to the public.

___ We are headquartered near Boston, Massachusetts and have more than 44 offices in 29 countries. We employ approximately 4,580 individuals. We operate in the major health care markets around the world, including the United States, Latin America, Japan, Germany, the United Kingdom, France, Italy, Spain, Sweden, Australia, Israel, Norway, Holland and Eastern Europe, including Russia, Poland, the Czech Republic, Lithuania and Hungary.


OUR MARKET


___ Our industry derives substantially all of its revenue from the pharmaceutical and biotechnology industries. We believe that the following trends will cause the contract research organization industry to continue to grow:

     * the worldwide research and development expenditures for new drugs, including amounts spent on services of the type we offer, has grown substantially in recent years as a result of pressures to develop new drugs for an aging population and for the treatment of life threatening diseases and chronic disorders;


     * many pharmaceutical companies, in an effort to remain competitive in their industry, have used contract research organizations to minimize the costs associated with introducing new products to the public and increase the number of products that they are able to introduce;

     * pharmaceutical and biotechnology companies want to maximize profits from a drug by pursuing regulatory approvals in numerous countries at once, rather than sequentially, by hiring contract research organizations with global capabilities;


     * pharmaceutical and biotechnology companies are increasingly hiring contract research organizations to take advantage of their regulatory expertise, data management capabilities and presence in jurisdictions around the world with complex regulations; and

     * the biotechnology industry has grown, increasing the demand for expertise and services provided by outside sources, including contract research organizations.


If these trends do not continue, the contract research industry may not continue to grow.

OUR STRATEGY


___ We attribute our success to our efforts to:

     * expand our knowledge of regulatory approval processes and the pharmaceutical and biotechnology industries by acquiring other contract research organizations and by growing internally;

     * refine our processes, procedures and infrastructure to more efficiently offer our services to our clients; and

     *    expand the variety of services we can make available to each client.

___ Our service philosophy involves a flexible approach which allows our clients to take advantage of one or many of our services. We believe that our expertise in conducting scientifically demanding trials and our ability to coordinate complicated global trials in many countries at once gives us an advantage over our competitors. We continue to devote significant resources to improving our methods of conducting clinical trials and developing sophisticated information systems to allow us to more effectively manage our business operations and deliver services to our clients.


OUR CORPORATE INFORMATION


___ We incorporated our company in The Commonwealth of Massachusetts in 1983. Our principal executive offices are located at 195 West Street, Waltham, Massachusetts 02451 and our telephone number is (781) 487-9900.


     We have registered PAREXEL as a service mark.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


___ Some of the statements in this prospectus relate to future events or our financial performance, and are identified by words like may, will, should, expects, scheduled, plans, intends, anticipates, believes, estimates, potential, or continue, or the negatives of these words. These statements are only predictions. Our actual experience may be very different. We cannot guarantee future results, levels of activity, performance, or achievements. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                  RISK FACTORS


___ An investment in our common stock is very risky. You should carefully consider the following risk factors, in addition to the remainder of this prospectus, before purchasing our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. If any of the following risks actually occur, our business would likely suffer.

CUSTOMERS MAY CANCEL OR DELAY WORK UNDER THEIR CONTRACTS WITH US AND OUR REVENUES MAY DECLINE

     Generally, our clients can terminate their contracts with us upon sixty days' notice or can delay the work under those contracts. Our clients can terminate or delay their contracts for a variety of reasons, including because:

     *    their products fail to satisfy safety requirements;
     *    their products have unexpected or undesired clinical results;
     * the client decides to cancel a particular study, perhaps for economic reasons;
     *    not enough patients enroll in the study;
     *    not enough investigators agree to participate in the study; or
     * there isn't enough of the drug because production or formulation problems cause shortages of the drug.

     In addition, we believe that drug companies may proceed with a smaller number of clinical trials if they are trying to reduce costs. These factors may cause drug companies to cancel or delay contracts with contract research organizations at a higher rate than in the past. If we lose a large contract or many contracts or if clients cancel or delay work under their contracts, our revenues and financial performance could suffer.

OUR OPERATING RESULTS HAVE FLUCTUATED IN THE PAST BETWEEN QUARTERS AND YEARS AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE, CAUSING THE TRADING PRICE OF OUR STOCK TO DECLINE

     It is possible that our results of operations in one or more future quarters may fall below securities analysts' and investors' expectations. If that happens, the trading price of our stock is likely to decline.

     In addition, our quarterly operating results have varied in the past, and will continue to vary in the future. These variations can be caused by:

     *    the amount of new business we receive in a particular quarter or year;

     * the timing of significant projects - when they are started, cancelled, accelerated or delayed;
     * exchange rate fluctuations that we experience between quarters or years;
     *    the types of services we offer in a particular quarter or year;
     *    when we open new offices;
     *    when we incur internal expansion costs;
     * when we incur costs to integrate acquisitions and the amount of those costs; and
     *    when we incur startup costs to introduce new products and services.

     In addition, most of our operating costs can not be reduced quickly. Therefore, when we complete work under our contracts, or when clients accelerate, delay or cancel contracts our operating results can vary substantially between reporting periods.

     We do not believe that period-to-period comparisons of our operating results are meaningful and you should not rely on these comparisons as indicators of our future performance.

WE DEPEND ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS FOR ALL OF OUR BUSINESS AND THE LOSS OF THIS BUSINESS WOULD CAUSE OUR REVENUES TO DECLINE

     Our revenues depend on pharmaceutical and biotechnology companies' research and development expenditures. Our revenues could decline if:

     * our clients experience financial problems or are hurt by a recession or other market-wide event;
     * our client base becomes smaller because of consolidation in the drug or biotechnology industries; or
     *    our clients reduce their research and development expenditures.

     Furthermore, we have benefited to date from the increasing tendency of pharmaceutical companies to hire contract research organizations to perform clinical research projects. If this trend slows or reverses, we would have fewer contracts and our revenues would decrease. In fiscal 1999, our five largest clients accounted for 44% of our consolidated net revenue, and one client accounted for 20% of our consolidated revenue. For the three months ended December 31, 1999, our five largest clients accounted for 46% of our consolidated net revenue, and one client accounted for 22% of our consolidated revenue. Our revenues could decline if a significant client stopped doing business with us.

IF WE CAN NOT MANAGE OUR EXPANSION, OUR OPERATIONS COULD BE DISRUPTED

     Our business has expanded substantially, particularly over the past few years. This may strain our operational, human and financial resources. In order to manage expansion, we must:

     * continue to improve our operating, administrative and information systems;
     * accurately predict our future personnel and resource needs to meet client contract commitments;
     *    track the progress of ongoing client projects; and
     * attract and retain qualified management, sales, professional, scientific and technical operating personnel.

     In addition, we recently divided our contract research services business into discrete operating units. If we cannot properly manage these new business units, it will disrupt our operations.

     We will face additional risks when we expand our foreign operations. Specifically, we may find it difficult to:


     *    assimilate differences in foreign business practices;
     *    hire and retain qualified personnel; and
     *    overcome language barriers.


     If an acquired business does not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. If we fail to properly manage our expansion, our revenues and profitability could decline.

IF WE ARE UNABLE TO MAKE ACQUISITIONS IN THE FUTURE, WE MAY NOT BE ABLE TO SUSTAIN OUR GROWTH RATE

     We rely on acquisitions to sustain our growth. We have made a number of acquisitions and will continue to review future acquisition opportunities. We may not be able to acquire companies on favorable terms. In addition, we face several obstacles in connection with the acquisitions we undertake, including:

     * we may have difficulty and will incur expenses when we acquire companies and combine those companies' operations, services and products with our own operations;

     * our management may not be able to pay attention to our other business concerns; and

     *    we could lose some or all of the acquired company's key employees.

WE RELY ON HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL WHO MAY NOT REMAIN WITH US

     We rely on a number of key executives, including Josef H. von Rickenbach, our president, chief executive officer and chairman. We maintain key man life insurance on Mr. von Rickenbach. We have entered into agreements with non-competition restrictions with our senior officers. However, we do not have employment agreements with most of our senior officers and if any of these key executives leave our company, we may not be able to run our business effectively. In addition, in order to compete effectively, we must attract and maintain qualified sales, professional, scientific and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree or a Ph.D., is intense. We may not be successful in attracting or retaining key personnel.

WE MAY NOT HAVE ADEQUATE INSURANCE AND MAY HAVE SUBSTANTIAL EXPOSURE TO PERSONAL INJURY CLAIMS

     Clinical research services primarily involve testing experimental drugs on human volunteers. Providers of these services could be liable if patients who participate in the study, or who use a drug approved by regulatory authorities after the clinical research has concluded, die or are injured. The drug may have adverse side effects or the physicians may administer the new drug improperly. Sometimes, these patients are already seriously ill and are at risk of further illness or death. We may not have enough cash to pay damages or pay large amounts of costs to defend ourselves from a claim that is outside the scope of the indemnities that we receive from our clients or our insurance coverage. Our cash reserves could be exhausted if our clients do not indemnify us in accordance with the terms of our agreements or if we do not have enough insurance to cover the claim. We may not be able to continue to obtain insurance in the future on acceptable terms.

OUR STOCK PRICE IS VOLATILE AND COULD DECLINE

     The market price of our stock fluctuates widely in response to quarter-to-quarter variations in:

     *    our operating results;
     *    securities analysts' earnings estimates;
     *    the market conditions in our industry;
     *    the prospects of health care reform;
     *    changes in government healthcare regulations; and
     *    general economic conditions.

     In addition, the stock market experiences significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may cause our stock price to decrease. Our common stock has historically traded at a relatively high price-earnings multiple, due in part to securities analysts' expectations of our continued earnings growth. Therefore, our stock price could quickly decline by a large amount if our earnings do not meet those analysts' expectations or if those analysts change their expectations. If you buy our stock, you must be willing to bear the risk that our earnings and stock price will fluctuate.

OUR BUSINESS DEPENDS ON CONTINUED COMPREHENSIVE GOVERNMENTAL REGULATION OF THE DRUG DEVELOPMENT PROCESS

     We could lose new business contracts if governments relaxed their regulatory requirements or simplified their drug approval procedures, since these actions would eliminate much of the demand for our services. In addition, if we couldn't comply with any applicable regulations, the relevant governmental agencies could terminate our ongoing research or disqualify our research data. Recently the United States government has implemented more extensive regulations of the drug development process. In Europe, governmental authorities are coordinating common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. In April 1997, Japan legislated good clinical practices and legitimatized the use of contract research organizations.

WE FACE INTENSE COMPETITION

     We primarily compete against in-house departments of drug companies, full service contract research organizations, and to a smaller extent, universities and teaching hospitals. Some of these competitors have larger capital, technical and other resources than we do. We generally compete on the basis of:

     *    our previous experience;
     *    our experience with specific diseases;
     *    the quality of our services;
     * our ability to organize and manage large-scale trials on a global basis; o our ability to manage large and complex medical databases;
     *    our ability to provide statistical and regulatory services;
     *    our ability to recruit investigators and patients;
     * our ability to integrate information technology with systems to improve the efficiency of contract research;
     *    our international presence with strategically located facilities;
     *    our financial strength and stability; and
     *    the prices we charge for our services.

     The contract research organization industry contains several hundred small, limited-service providers and several large, full-service contract research organizations with global operations. We compete against large contract research organizations, including Quintiles Transnational Corporation, Covance Inc., and Pharmaceutical Product Development, Inc., for both clients and acquisition candidates. In addition, we compete for contracts because of the growing tendency of drug companies to do business with a small number of preferred service providers and because the increased merger activity in the pharmaceutical industry has decreased the number of pharmaceutical companies.

WE MAY LOSE BUSINESS OPPORTUNITIES BECAUSE OF HEALTH CARE REFORM

     Many governments have tried to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. In the last few years, the U.S. Congress has considered several comprehensive health care reform proposals. The proposals were intended to expand health care coverage for the uninsured and reduce the growth of total health care expenses. While the U.S. Congress did not adopt any of the proposals, members of Congress may raise similar proposals in the future. If the U.S. Congress approves any of these proposals, or if governments outside of the U.S. adopt similar measures, drug and biotechnology companies may react by spending less money on research and development. If this occurred, we would have a smaller number of business opportunities.

WE ARE SUBJECT TO CURRENCY TRANSLATION RISKS THAT MAY EXPOSE US TO LOSSES

     We derived approximately 43% of our net revenue for fiscal 1999 from operations outside of North America. In the six months ended December 31, 1999, we derived approximately 42% of our net revenue from operations outside of North America. Our revenues and expenses from foreign operations are usually denominated in local currencies. We are therefore subject to exchange rate fluctuations between those local currencies and the United States dollar. To the extent that we cannot shift this currency translation risk to other parties, we could experience losses. We do not currently hedge against the risk of exchange rate fluctuations.

OUR CORPORATE GOVERNANCE STRUCTURE MAY DELAY OR PREVENT AN ACQUISITION BY ANOTHER COMPANY

     Our articles of organization and by-laws contain provisions that make it more difficult for a third party to acquire, or may discourage a third party from acquiring us even if the acquisition would be favorable to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our stock. In addition, our board of directors may issue preferred stock in the future without stockholder approval. If our board of directors issues preferred stock, the holders of common stock would be subordinate to the rights of the holders of preferred stock. We benefit from our board of directors' ability to issue the preferred stock. This ability gives us flexibility to do acquisitions quickly. However, our board of directors' ability to issue the preferred stock could also cause our stock price to decline. It could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our stock. We currently do not intend to issue any shares of preferred stock.


                                 USE OF PROCEEDS


     We will not receive any proceeds from the selling stockholders' sales of our stock. The principal purpose of this offering is to give our selling stockholders the flexibility to decide when to sell their shares.

                              SELLING STOCKHOLDERS


     The following table summarizes information about the ownership of our stock as of March 17, 2000 and the number of shares that each of the selling stockholders intends to sell under this prospectus. We have assumed, when calculating the numbers in the table, that all of the shares that each selling stockholder intends to sell all of the shares offered under this prospectus. As of March 17, 2000, 25,329,158 shares of our common stock were outstanding. An asterisks means that the number is less than 1%.


                                       SHARES OWNED BEFORE           SHARES OFFERED PURSUANT              SHARES OWNED AFTER
                                          THIS OFFERING                TO THIS PROSPECTUS                    THIS OFFERING
                                      ---------------------          -----------------------            ----------------------
SELLING STOCKHOLDERS                  NUMBER        PERCENT          NUMBER          PERCENT            NUMBER         PERCENT
--------------------                  ------        -------          ------          -------            ------         -------
Dr. Herve Laurent..................    75,302          *            37,651               *             37,651             *
5 Avenue Rodin
75116 Paris, France

Comir..............................    44,410          *            22,205               *             22,205             *
27, Avenue Etienne Audibert
    Z.I.B.P. 30169
60305 Serlis, France

Philippe Conquet...................    73,185          *            36,593               *             36,592             *
12, rue de Madrid
75000 Paris, France

Finanval...........................     6,671          *             3,336               *              3,335             *
38, rue de Bassano
75008 Paris, France

Clarendon Trust Company LTD........ 1,195,166         4.7        1,157,044              4.6            38,122             *
(Joseph Eagle 1989 Settlement)
Sir Walter Raleigh House
48/50 Esplanade
St. Helier
Jersey JE1 4HH
United Kingdom
                                    ------------------------------------------------------------------------------------------
                            Total:  1,394,734         5.51%      1,256,829              4.96%         137,905             *



     None of the selling stockholders has had any relationship with us in the past three years other than what we have described below.


PharMedicom


     Dr. Herve Laurent, Comir, Philippe Conquet and Finanval acquired their shares when we acquired Groupe PharMedicom S.A. on March 31, 1999. As part of the acquisition, we signed a registration rights agreement with the PharMedicom shareholders. We agreed to register 99,785 of the 199,568 shares we issued to the PharMedicom stockholders as part of the acquisition.

     We recently released 19,956 shares of common stock that we issued to the PharMedicom stockholders but were holding in escrow. We will continue to hold an additional 29,936 shares in escrow until March 31, 2000. We used these shares to secure the PharMedicom stockholders' obligations to indemnify us for any breach by the PharMedicom stockholders of the terms of the share acquisition agreement. The PharMedicom stockholders have sole authority to hold, dispose of or vote all shares that we hold in escrow.

     We currently employ Dr. Herve Laurent and Philippe Conquet.

     We treated the acquisition of PharMedicom as a purchase for financial accounting purposes.



PPS


     The Eagle trust acquired all of its shares when we acquired PPS Europe Limited on March 1, 1998. We issued a total of 1,928,408 shares of our common stock to the Eagle trust as part of the acquisition. In the past, we registered 771,346 shares of common stock that we issued to the Eagle trust as part of the acquisition. We are now registering an additional 1,157,044 shares of common stock that we issued to the Eagle trust in connection with the acquisition.

     Mr. A. Joseph Eagle, the beneficiary of the Eagle trust, was a director of PPS and some of its subsidiaries prior to the acquisition and remains a director of PPS and some of those subsidiaries today. Mr. Eagle is currently our president of medical marketing services and is a member of our board of directors.

     We treated the acquisition of PPS as a pooling of interests for financial accounting purposes.


General


     Each of the selling stockholders acquired his shares from us in order to hold them as an investment. Since the selling stockholders may want to be able to sell their shares at any time, we agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission to permit the selling stockholders to sell their shares to the public from time-to-time in the future. We agreed to keep the registration statement effective until the selling stockholders sell all of the shares or until August 31, 2000, whichever is earlier. We will prepare and file amendments and supplements to the registration statement to keep it effective until the selling stockholders sell all of their shares or until August 31, 2000, whichever is earlier.

     We have agreed to bear all of the expenses in connection with the registration and sale of the shares, other than underwriting discounts and selling commissions and the fees and expenses of the selling stockholders' counsel and other advisors. We agreed to indemnify the selling stockholders for some of the losses that they may incur when the sell their shares under the registration statement. Similarly, each selling stockholder agreed to indemnify us and our officers and directors for some of these losses that we might incur under the registration statement.

     It is the Securities and Exchange Commission's opinion that indemnification of officers, directors or other controlling parties for liabilities incurred under the Securities Act is against public policy and any contract or arrangement granting this indemnification is unenforceable.

                          DESCRIPTION OF CAPITAL STOCK


     We currently have 50,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized.


COMMON STOCK


     As of March 17, 2000, 25,329,158 shares of our common stock were outstanding and were held of record by 138 stockholders.

     Holders of our common stock have one vote for each share on all matters that we submit to a vote of stockholders. Holders of our common stock do not have cumulative voting rights, which means that holders of a majority of the shares of common stock may elect all of the directors standing for election. Holders of our common stock are entitled to receive dividends, if any are declared by our board of directors, after we satisfy any preferential dividend rights of any outstanding preferred stock. If we liquidate, dissolve or wind up, holders of our common stock are entitled to receive our net assets, after all of our debts and other liabilities are paid and after holders of preferred stock receive all the payments that they are entitled to. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and nonassessable. If we issue preferred stock in the future, the rights, preferences and privileges of holders of our common stock may be negatively affected by the rights of the holders of shares of preferred stock.


PREFERRED STOCK


     Our board of directors can, without stockholder approval, issue up to 5,000,000 shares of preferred stock, including all of the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price and liquidation preferences of those preferred shares. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control of our company. We do not have any shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

MASSACHUSETTS LAW AND OUR ARTICLES OF ORGANIZATION AND BY-LAWS

      We believe that we have more than 200 beneficial stockholders and are subject to Chapter 110F of the Massachusetts General Laws. This law is an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person became an interested stockholder, unless:

     * our board of directors approves the transaction that causes the stockholder to become interested;

     * the interested stockholder acquires 90% of our outstanding voting stock at the time it becomes an interested stockholder; or

     * the business combination is approved by both our board of directors and the holders of two-thirds of our outstanding voting stock, excluding shares held by the interested stockholder.

     An interested stockholder is a person who owns, or at any time within the prior three years did own, 5% or more of our outstanding voting stock. A business combination includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the interested stockholder. We may at any time elect not to be governed by Chapter 110F if a majority of our stockholders vote to remove us from the law's coverage, but that amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

     The Massachusetts Business Corporation Law generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless those corporations elect not to be covered by the statute. We have elected not to be covered by the statute and have adopted separate classified board provisions in our articles of organization.

     Our by-laws include a provision that makes Massachusetts General Laws Chapter 110D, Regulation of Control Share Acquisitions, inapplicable to us. This statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of that corporation may not vote the stock unless the other stockholders of that corporation vote to allow the shares to be voted. Our board of directors could amend our by-laws at any time to subject us to this statute.

     Our by-laws require that stockholders meet notice provisions to nominate someone to serve on our board of directors. To be timely, a notice by a stockholder must be given between 60 and 90 days prior to a scheduled meeting. If we give less than 70 days' notice of the date of the meeting to the stockholders, a stockholder will have ten days to give the notice.

     The stockholder's notice of nomination must include information about the stockholder, the nominee and any beneficial owner involved in the nomination. We may require any proposed nominee to provide additional information that is reasonably required to determine the proposed nominee's eligibility.

     Our by-laws provide that stockholders seeking to bring business before a meeting of stockholders must provide us with timely notice in writing. To be timely, a stockholder's notice must be delivered to our principal offices between 60 and 90 days prior to the scheduled meeting. If we give less than 70 days' notice of the date of the meeting to the stockholders, a stockholder will have ten days to give the notice. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal and any other stockholder known to be supporting the proposal. The by-laws require us to call a special stockholders' meeting if stockholders holding at least 33-1/3% of the our common stock request one.

     Our articles of organization eliminate the personal liability of our directors as permitted by the Massachusetts Business Corporation Law. In addition, our articles of organization indemnify our current and former officers and directors against all liabilities and costs of defending an action or suit if they are involved in the suit because their positions with us. However, we cannot indemnify any person if a court finds that the person did not act in good faith.

     If a majority of our board of directors approves, the holders of a majority of each class of our stock can vote to sell, lease or exchange all or substantially all of our property and assets or to merge or consolidate our company. If a majority of our board of directors does not approve the transaction, the holders of at least two-thirds of each class of stock must approve the transaction.

     The notice provisions, the board of directors' ability to issue preferred stock, as well as the provisions Chapter 110F of the Massachusetts Laws discussed above would make a proxy contest or a change of control more difficult. These provisions could also discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, even though such an attempt might be beneficial to us and our stockholders. In addition, our articles of organization and by-laws are designed to discourage someone from accumulating large blocks of our stock in order to have that stock repurchased by us at a premium. As a result, these provisions could reduce the temporary fluctuations in the market price of our stock caused by such accumulations. Accordingly, stockholders could be deprived of opportunities to sell their stock at a temporarily higher market price.


TRANSFER AGENT AND REGISTRAR


     Our transfer agent and registrar for our common stock is BankBoston, N.A.

                              PLAN OF DISTRIBUTION


     The selling stockholders may sell their shares for their own accounts. We will not receive any proceeds from this offering. The selling stockholders will pay brokerage commissions or other charges and expenses that they incur when selling the shares.

     The selling stockholders are not subject to any underwriting agreement. The selling stockholders, or anyone who receives shares from the selling stockholders through a gift, donation or other transfer, may sell the shares covered by this prospectus. The sales may be made in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares are listed. The shares may be sold by one or more of the following means:

     * block trades where a broker or dealer will sell all or a portion of the selling stockholders' shares as agent or principal;

     * purchases by a broker or dealer as principal, after which the broker or dealer will resell the shares for its account pursuant to this prospectus;

     * ordinary brokerage transactions and transactions where a broker solicits purchasers; or

     *    in negotiated transactions.

     The selling stockholders may sell the shares at market prices, at prices related to the market prices or at negotiated prices. The selling stockholders may sell shares to or through broker-dealers, and these broker-dealers may receive underwriting discounts, concessions, commissions, fees or other compensation from the selling stockholders or purchasers of the shares. Under the federal securities laws, any broker-dealers that participate with the selling stockholders in the sale of the shares may be underwriters and any commissions they receive and any profits they receive on the sale of the shares might be considered to be underwriting compensation.

     We intend to keep this prospectus effective until August 31, 2000. We may suspend the selling stockholders' rights to sell shares under this prospectus.

     We will inform the selling stockholders that the rules under Section 16 of the Securities Exchange Act that prohibit anyone from manipulating stock prices may apply to their sales in the market. We will give them with a copy of these rules if they request them. We will also inform the selling stockholders that they need to deliver a copy of this prospectus to the buyer when they sell shares.


     Some of the shares may be sold under Rule 144 rather than in reliance on this prospectus.


     Our common stock is quoted on the Nasdaq National Market under the symbol PRXL. On March 17, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $9.00 per share.

                       WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities maintained by the Securities and Exchange Commission:


     Judiciary Plaza          Citicorp Center           Seven World Trade Center
     Room 1024                5000 West Madison Street  13th Floor
     450 Fifth Street, N.W.   Suite 1400                New York, New York 10048
     Washington, D.C.         Chicago, Illinois 60661
     20549


     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at http://www.sec.gov.

     The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 000-22667):

     1. Our annual report on Form 10-K for the fiscal year ended June 30, 1999.

     2. Our quarterly report on Form 10-Q for the quarter ended September 30, 1999.

     3. Our quarterly report on Form 10-Q for the quarter ended December 31, 1999.

     4.   Our current report on Form 8-K, dated July 2, 1999.

     5.   Our current report on Form 8-K, dated August 19, 1999.

     6.   Our current report on Form 8-K, dated November 9, 1999.

     7.   Our current report on Form 8-K, dated January 31, 2000.

     8.   Our current report on Form 8-K, dated March 1, 2000.

     9. Our description of common stock, $0.01 par value per share, contained in our registration statement on Form 8-A dated November 21, 1995, including any amendments or reports we file to update this description.

     We will provide a copy of any of the information that is incorporated by reference in this prospectus, not including exhibits, to any person, without charge, on request.

Requests for copies should be directed to PAREXEL International Corporation,
Attention: Investor Relations Department, 195 West Street, Waltham, Massachusetts, 02451, telephone number (781) 434-4118. Our world wide web site is http://www.parexel.com.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations we provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                                     LAWYERS

     The validity of the shares of common stock offered under this prospectus will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS


     Our consolidated financial statements as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 incorporated by reference into this prospectus, except as they relate to PPS Europe Limited, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

=========================================    ===================================

You may rely only on the information
contained in this prospectus. We have
not authorized anyone to provide
information different from that                       1,256,829 SHARES
contained in this prospectus. Neither
the delivery of this prospectus nor sale
of common stock means that information              PAREXEL INTERNATIONAL
contained in this prospectus is correct                  CORPORATION
after the date of this prospectus. This
prospectus is not a offer to sell or
solicitation of an offer to buy these
shares of common stock in any
circumstances under which the offer                      COMMON STOCK
solicitation is unlawful.


   -------------------------

       TABLE OF CONTENTS

                                     PAGE
                                     ----
                                                    ---------------------
                                                          PROSPECTUS
Summary.............................    2
Special Note .......................    5               MARCH __, 2000
Risk Factors........................    6
Use of Proceeds.....................   11           ---------------------
Selling Stockholders................   12
Description of Capital Stock........   15
Plan of Distribution................   18
Where You Can Find More Information.   20
Lawyers.............................   21
Experts.............................   21

=========================================    ===================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following is an estimate of the expenses we will pay in connection with the sale of the common stock offered:


            SEC registration fee ............................... $ 3,868.83
            Nasdaq additional listing fee ...................... $10,498.62
            Legal fees and expenses............................. $20,000.00
            Accounting fees and expenses ....................... $15,000.00
            Miscellaneous ...................................... $10,000.00
                                                                 ----------
                       Total ................................... $59,367.45
                                                                 ==========


     We will bear all expenses shown above. All amounts are estimated, other than the Securities and Exchange Commission registration fee and the Nasdaq Additional Listing fee.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article 6 of our articles of organization provides that we will indemnify each person who is or was a director or officer of our company, and each person who is or was serving or has agreed to serve at our request as a director or officer of, or in a similar capacity with, another organization against all liabilities, costs and expenses reasonably incurred by any of these persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director or officer or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which the person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of our company. Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation.

     Reference is hereby made to Section 10 of the registration rights agreement filed as Exhibit 4.3 to this registration statement and Section 9 of the registration rights agreement filed as as Exhibit 4.5 to this registration statement, for the respective descriptions of indemnification arrangements between our company and the selling stockholders, pursuant to which the selling stockholders are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of our company against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.

     Exhibits:

          4.1* Specimen certificate representing the common stock (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-97406) and incorporated herein by reference).
          4.2* Share Acquisition Agreement between and among PAREXEL and the stockholders of Groupe PharMedicom S.A., dated as of March 31, 1999 (filed as Exhibit 2.2 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999 (File No. 0-27058) and incorporated herein by reference).
          4.3* Registration Rights Agreement dated as of March 31, 1999 by and among PAREXEL and each of the stockholders listed on Schedule A thereto (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999 (File No. 0-27058) and incorporated herein by reference).
          4.4* Share Acquisition Agreement dated as of March 1, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
          4.5* Registration Rights Agreement dated as of February 27, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
          5.1* Opinion of Testa, Hurwitz & Thibeault, LLP. 23.1 Consent of
               PricewaterhouseCoopers LLP.
          23.3* Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit
               5.1).
          24.1* Power of Attorney (included as part of the signature page to this Registration Statement).

----------------------
*previously filed.

ITEM 17. UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on this 20th of March 2000.

                                    PAREXEL INTERNATIONAL CORPORATION

                                    By: /s/ William T. Sobo, Jr.
                                        William T. Sobo, Jr.
                                        Senior Vice President and Treasurer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                   Title(s)                              Date
---------                   --------                              ----

             *              President, Chief Executive Officer    March 20, 2000
--------------------------- and Chairman (principal executive
Josef H. von Rickenbach     officer)

/s/ William T. Sobo, Jr.    Senior Vice President and Treasurer   March 20, 2000
--------------------------- (principal financial and accounting
William T. Sobo, Jr.        officer)

             *              Director                              March 20, 2000
---------------------------
A. Dana Callow, Jr.

             *              Director                              March 20, 2000
---------------------------
A. Joseph Eagle

             *              Director                              March 20, 2000
---------------------------
Patrick J. Fortune

             *              Director                              March 20, 2000
---------------------------
Werner M. Herrmann

             *              Director                              March 20, 2000
---------------------------
Serge Okun

*By: /s/ William T. Sobo, Jr.
     William T. Sobo, Jr.
     as Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.                    Description of Exhibit
-----------                    ----------------------

4.1*      Specimen certificate representing the common stock (filed as Exhibit
          4.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-97406) and incorporated herein by reference).
4.2* Share Acquisition Agreement between and among PAREXEL and the stockholders of Groupe PharMedicom S.A., dated as of March 31, 1999 (filed as Exhibit 2.2 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999 (File No. 0-27058) and incorporated herein by reference).
4.3* Registration Rights Agreement dated as of March 31, 1999 by and among PAREXEL and each of the stockholders listed on Schedule A thereto (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999 (File No. 0-27058) and incorporated herein by reference).
4.4* Share Acquisition Agreement dated as of March 1, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as
          Exhibit 4.5 to the Company's Current Report on Form 8- K/A dated March 1, 1998 and incorporated herein by reference).
4.5* Registration Rights Agreement dated as of February 27, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
5.1* Opinion of Testa, Hurwitz & Thibeault, LLP. 23.1 Consent of PricewaterhouseCoopers LLP.
23.3*     Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).
24.1* Power of Attorney (included as part of the signature page to this Registration Statement).

----------------
*previously filed.

                                      II-3